December 29, 2009

VIA EDGAR AND OVERNIGHT COURIER

Mr. Matthew Crispino, Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re: SteelCloud, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed October 28, 2009
File No. 333-158703

Dear Mr. Crispino:

We are counsel to SteelCloud, Inc. (the “Company”). The Company has filed Amendment No. 7 to its Registration Statement on Form S-1 (File No. 333-158703) (the “Registration Statement”) to include revised terms of the placement agent’s engagement, information regarding the Company’s new Principal Financial Officer, Stephen Snyder, and various updates to reflect the Company’s interim filings on Form  8-K.  Further, we would like to advise you that on December 28, 2009, the Company received a verbal no objection from the Financial Industry Regulatory Authority.

Should you have any additional questions, please do not hesitate to contact me.

Very truly yours,

/s/ Jay M. Kaplowitz
Jay M. Kaplowitz, Esq.